Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 9, 2015

Relating to Preliminary Prospectus Supplement dated September 9, 2015

Registration Statement No. 333-206537

Final Term Sheet

Dated September 9, 2015

Issuer:	Lowe’s Companies, Inc.

Trade Date:	September 9, 2015

Settlement Date (T+5):	September 16, 2015

Ratings* (Moody’s/S&P):	A3 (Stable) / A- (Stable)

Floating Rate Notes due 2018

Aggregate Principal Amount Offered:	$250,000,000

Maturity Date:	September 14, 2018

Coupon (Interest Rate):	Three-month LIBOR as determined on each interest determination date plus 0.60%

Designated LIBOR Page:	Reuters Monitor Money Rates Service page LIBOR01

Initial Interest Determination Date:	September 14, 2015

Interest Determination Date:	Quarterly, the second London business day preceding the first day of each interest period

Index Maturity:	3 Months

Interest Reset Period:	Quarterly

Spread to LIBOR:	0.60% (60 basis points)

Interest Payment Dates:	March 14, June 14, September 14 and December 14 of each year, beginning December 14, 2015

Day Count Convention:	The actual number of days elapsed in each interest period and a 360-day year

Public Offering Price:	100% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$249,375,000

CUSIP / ISIN:	548661 DF1 / US548661DF16

3.375% Notes due 2025

Aggregate Principal Amount Offered:	$750,000,000

Maturity Date:	September 15, 2025

Coupon (Interest Rate):	3.375% per annum

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2016

Benchmark Treasury:	UST 2.000% due August 15, 2025

Benchmark Treasury Price / Yield:	98-09 / 2.194%

Spread to Benchmark Treasury:	1.25% (125 basis points)

Yield to Maturity:	3.444%

Public Offering Price:	99.421% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$742,282,500

Make Whole Call:	T+20 basis points (before 3 months prior to the maturity date)

Par Call:	On or after 3 months prior to the maturity date

CUSIP / ISIN:	548661 DH7 / US548661DH71

4.375% Notes due 2045

Aggregate Principal Amount Offered:	$750,000,000

Maturity Date:	September 15, 2045

Coupon (Interest Rate):	4.375% per annum

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2016

Benchmark Treasury:	UST 3.000% due May 15, 2045

Benchmark Treasury Price / Yield:	100-18+ / 2.970%

Spread to Benchmark Treasury:	1.55% (155 basis points)

Yield to Maturity:	4.520%

Public Offering Price:	97.632% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$725,677,500

Make Whole Call:	T+25 basis points (before 6 months prior to the maturity date)

Par Call:	On or after 6 months prior to the maturity date

CUSIP / ISIN:	548661 DJ3 / US548661DJ38

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	Goldman, Sachs & Co.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	Mizuho Securities USA Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
BMO Capital Markets Corp.
ANZ Securities, Inc.
The Williams Capital Group, L.P.
C.L. King & Associates, Inc.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

We expect that the delivery of the notes will be made to investors on or about September 16, 2015, which will be the fifth business day following the date of this term sheet (such settlement being referred to as “T+5”). Under Rule l5c6-l under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.

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